UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of March 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Strengthens Wholesale Partnership with T-Mobile

Adds 5G and other LPWA enhancements to Smart Connectivity service in the US

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 17, 2022--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading MVNO and IoT solutions provider, today announced an expanded agreement with T-Mobile, the 5G leader, with the largest and fastest nationwide 5G networkin the United States, bolstering its global Low Power Wide Area (LPWA) connectivity offering via its Smart Connectivity service. The partnership also enables customers in the United States to access T-Mobile’s multi-band 5G connectivity, as well as 4G LTE ultra-high data offers for fixed applications that require high throughput and low latency such as commercial security/video surveillance, telehealth services, digital vending, signage and others.

“This agreement with T-Mobile further strengthens Sierra Wireless’ IoT connectivity offering by combining our purpose-built IoT network and management tools along with LPWA, 4G LTE and 5G coverage from T-Mobile’s powerful mobile network,” said Jim Ryan, Senior Vice President of Partnerships, Marketing & IoT Solutions, Sierra Wireless. “With the introduction of LPWA in the United States via our global Smart Connectivity service, customers in the US can now access LPWA technology and its many benefits such as wide area coverage, low power usage, and decreased costs, all via one global SIM on our MVNO network, simplifying design and logistics, and reducing Total Cost of Ownership (TCO).”

"T-Mobile Wholesale brings our customers solutions delivering the most advanced 5G network performance and capabilities. This agreement enables Sierra Wireless customers to access T-Mobile’s connectivity for any IoT use case demanding low, high or ultra-high data," said Dan Thygesen, Senior Vice President of T-Mobile Wholesale. "We can’t wait to see the expanded customer applications resonate in the marketplace as a result of the new agreement."

Sierra Wireless’ Smart Connectivity service simplifies how customers connect and manage their deployments whether machines or other assets are globally or regionally dispersed. With one global SIM, it reduces operational costs and time-to-market, offers resilient global coverage, maximizes uptime, and provides seamless expansion into new markets with access to over 600 partner networks in over 190 countries. In addition, Sierra Wireless’ 24/7/365 Global Network Operation Center (GNOC) ensures customers experience the best possible uptime, while making it easy to monitor and maintain the lifecycle of their SIMs and devices in the field.

All Sierra Wireless devices and IoT Connectivity services are managed through the AirVantage® platform, which provides a unified view and full API access and integration capabilities for all global deployments and subscriptions.

Transforming Connectivity with 5G

5G’s higher data speeds, lower latency, and higher device capacity are set to transform the IoT market, enabling OEMs, advanced electronic, and other industrial companies to support enhanced mobile broadband, ultra-reliable communication and massive machine-type communication use cases that simply were not possible without 5G.

LPWA Technology – A Growing Market

While the benefits of LPWA are already clear, according to research analyst firm Transforma Insights, LPWA IoT connections are expected to grow to 4 billion in 2030. This comes as more organizations take advantage of the technological benefits, and the demand for applications sending smaller data packets and using low power communications over long distances becomes prevalent.

Resources

  T‑Mobile 5G Sweeps All Top Honors in Nationwide Independent Network Studies
  How 5G is Driving a New Era of Vending Machine Innovation
  Transforming Video Surveillance in a 5G-Enabled IoT World
  5G is Unlocking the Potential of Telemedicine with the IoT
  Four Rapidly Emerging Markets for “Always On” IoT Connectivity

For more information, visit: https://www.sierrawireless.com/products-and-solutions/iot-connectivity/smart-connectivity/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” and “AirVantage” are registered trademarks of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: March 17, 2022